UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-35031

Zuoan Fashion Limited
(Exact name of registrant as specified in its charter)

Building 1, Lane 618
Dingyuan Road, Songjiang District
Shanghai 201616, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Zuoan Fashion Limited

TABLE OF CONTENTS

Item

1	Press release

Item 1
Zuoan Fashion Limited Announces
Fourth Quarter and Full Year 2013 Financial Results

--Declares Cash Dividend of US $0.05 per Ordinary Share and US$0.20 per ADS to Shareholders--

Shanghai, China, April 30, 2014 – Zuoan Fashion Limited (NYSE: ZA) (“Zuoan” or the “Company”), a leading design-driven fashion casual menswear company in China, today announced its financial results for the fourth quarter and full year ended December 31, 2013.

Fourth Quarter 2013 Financial Highlights

•	Revenues in the fourth quarter of 2013 were RMB257.8 million ($42.6 million), a decrease of 30.2% from RMB369.6 million in the same quarter of 2012.

•	Gross profit in the fourth quarter decreased 36.4% year over year to RMB106.9 million ($17.7 million) from RMB167.9 million in the same quarter of 2012.

•	Gross margin was 41.4% compared with 45.4% in the prior year period and 40.9% in the third quarter of 2013.

•	Net income was RMB11.0 million ($1.8 million), a decrease of 84.0% from RMB69.0 million in the same quarter of 2012.

•
Diluted earnings per ordinary share was RMB0.10 ($0.02) in the fourth quarter, equivalent to RMB0.40 ($0.07) per ADS, compared to diluted earnings per ordinary share of RMB0.62 ($0.10) or RMB2.48 ($0.41) per ADS in the fourth quarter of 2012.

Full Year 2013 Financial Highlights

•	Total revenue for the full year 2013 decreased 12.3% to RMB1.3 billion ($206.8 million) from RMB1.4 billion in 2012.

•	Gross profit decreased 19.4% to RMB538.3 million ($88.9 million) in 2013 from RMB668.1 million in 2012 and gross profit margin decreased 3.8% to 43.0% in 2013 from 46.8% in 2012.

•	Net income for the full year 2013 was RMB175.4 million ($29.0 million), a decrease of 40.6% from RMB295.4 million in 2012.

•
Basic earnings per ordinary share was RMB1.58 ($0.26) in 2013, equivalent to RMB6.31 ($1.04) per ADS, compared to basic earnings per ordinary share RMB2.65 ($0.44) in 2012,  equivalent to RMB10.62 ($1.75) per ADS.

•
Diluted earnings per ordinary share was RMB1.58 ($0.26) in 2013, equivalent to RMB6.31 ($1.04) per ADS, compared to diluted earnings per ordinary share RMB2.65 ($0.44) in 2012, equivalent to RMB10.62 ($1.75) per ADS.

•	The number of Zuoan stores decreased 18.6% to 1,082 at the end of 2013 compared to 1,329 stores at the end of 2012.

James Hong, Founder, Chairman and Chief Executive Officer, commented, “We were encouraged that our fourth quarter revenue beat our forecast and gross margin met expectations.  Through our focused marketing efforts, we had success raising overall awareness of Zuoan in the fourth quarter, which contributed to our sales performance and helped reduce excess inventory levels in the channel over last quarter.  We opened eight net new stores in the fourth quarter and believe we have generally concluded our store consolidation efforts.”

“For 2014, we estimate positive net growth in new stores, particularly in the second half of the year.  We also believe our overall sales for the year can show strength based on our marketing and product diversification efforts.  Average selling prices are expected to be lower for the foreseeable future as our sales discount to distributors is now 3% higher than last year and we broaden our product assortment of lower price products to drive greater sales during a softer consumer shopping environment.  This will be partially offset by greater supply chain efficiency that will result in lower purchasing costs.”

“Finally, we are pleased to announce our dividend to shareholders as we finished the year with a strong cash balance and will be returning approximately $5.6 million in special cash dividends to our shareholders.  Due to our cautious outlook on the consumer environment for the remainder of this year, we are committed to maintaining a strong cash balance yet we also want to reward our loyal investors.  In the future, we will consider paying additional cash dividends subject to overall financial performance, cash position , business and economic conditions.”

Fourth Quarter 2013 Financial Performance

Revenue for the fourth quarter of 2013 was RMB257.8 million ($42.6 million), representing a decrease of 30.2% from RMB369.6 million in the same quarter of 2012. The decrease was primarily attributed to decreased sales volume resulted from a cancellation of sales orders for the Company’s Fall/Winter collection 2013 back in June, due to the economic downturn in the menswear sector during the second half of 2013 as well as a decrease in the wholesale price to our distributors from 38% to 35% of the retail prices since the third quarter of 2013. During the quarter, distributor sales decreased by 30.8% to RMB252.3 million from RMB364.8 million in the same quarter of 2012. Fourth quarter 2013 self-operated direct store sales increased to RMB5.5 million from RMB4.7 million in the same quarter of 2012. A total of 9 distributor and sub-distributor stores were opened and one direct store was closed in the fourth quarter of 2013, resulting in a total of 1,082 store locations as of December 31, 2013 compared to 1,074 store locations at the end of the third quarter.
Cost of sales decreased by 25.1% to RMB151.0 million ($24.9 million) in the fourth quarter of 2013 from RMB201.6 million in the same quarter of 2012, in-line with the revenue decrease associated with cancelled sales orders.  As a percentage of revenues, cost of sales increased to 58.6% in the fourth quarter of 2013 from 54.6% in the same quarter of 2012.

Gross profit decreased by 36.4% to RMB106.9 million ($17.7 million) from RMB167.9 million in the fourth quarter of 2012.  Fourth quarter 2013 gross margin was 41.4% compared with 45.4% in the same quarter of 2012. The decrease in gross margin was primarily due to the decrease in the Company’s wholesale price discount that was implemented since the third quarter of 2013.

Selling and distribution expenses in the fourth quarter were RMB75.1 million ($12.4 million), or 29.1% of revenue, compared to RMB45.6 million, or 12.3% of revenue in the same quarter of 2012.  The percentage increase was primarily due to a planned increase in advertising and marketing expenses in the second half of 2013 to create greater consumer brand awareness.

Administrative expenses in the fourth quarter were RMB14.6 million ($2.4 million), or 5.7% of revenue, compared with RMB30.6 million, or 8.3% of revenue in the same quarter of 2012.

Effective tax rate in the fourth quarter was 30.8% compared to 25.6% in the same quarter of 2012.

Net income for the fourth quarter decreased by 84.0% to RMB11.0 million ($1.8 million) from RMB69.0 million in the same quarter of 2012.  Fourth quarter net margin was 4.3% compared to 18.7% in the fourth quarter of 2012.

Diluted earnings per ordinary share were RMB0.10 ($0.02) in the fourth quarter of 2013, equivalent to RMB0.40 ($0.07) per ADS, compared to diluted earnings per ordinary share of RMB0.62 ($0.10) or RMB2.48 ($0.41) per ADS in the fourth quarter of 2012. The Company’s diluted number of shares outstanding was 111.3 million in the fourth quarter ended December 31, 2013.

Full Year 2013 Financial Performance

Revenue in 2013 was RMB1.3 billion ($206.8 million), a 12.3% decrease from RMB1.4 billion ($235.8 million) in 2012.  The decrease in revenue was driven by both distributors and direct stores sales volume, as well as a decrease in the wholesale price to our distributors from 38% to 35% of the retail prices since the third quarter of 2013.  Full year distributor store sales decreased 8.2% to RMB1.2 billion compared to RMB1.3 billion in 2012, while self-operated retail store sales increased 28.8% to RMB15.5 million compared to RMB12.1 million in 2012. The Company ended 2013 with a total of 1,075 distributor stores and 7 self-operated retail stores resulting in a total of 1,082 store locations, compared with 1,329 store locations at the end of 2012. Average selling price (“ASP”) in 2013 increased 0.6% to RMB177.3 compared with RMB176.2 in 2012.
Cost of sales decreased by 6.0% to RMB713.9 million ($117.9 million) in 2013 from RMB759.3 million ($125.4 million) in 2012, primarily as a result of the decrease in line with the sales volume. As a percentage of revenues, cost of sales decreased to 57.0% in 2013 from 53.2% in 2012.

Gross profit in 2013 decreased 19.4% year over year to RMB538.3 million ($88.9 million) from RMB668.1 million ($110.4 million).  Full year 2013 gross profit margin was 43.0% compared to 46.8% in 2012.

Selling and distribution expenses in 2013 were RMB241.0 million ($39.8 million), or 19.2% of revenue, compared to RMB199.2 million ($32.9 million), or 14.0% of revenue in 2012.  This percentage increase was primarily due to a planned increase in advertising and marketing expenses in the second half of 2013 to create greater consumer brand awareness and the increase in the discretionary brand promotion allowance from 3% to 6% of the total purchase orders from Company’s distributors for advertising and sales and marketing promotion since third quarter of 2012.

Administrative expenses in 2013 were RMB54.7 million ($9.0 million), or 4.4% of revenue, compared to RMB70.7 million ($11.7 million), or 5.0% of revenue in 2012.

Effective tax rate in 2013 increased to 26.1% compared to 25.7% in 2012.

Net income in 2013 decreased 40.6% to RMB175.4 million ($29.0 million) from RMB295.4 million ($48.8 million) in 2012.  Net income as a percentage of revenue was 14.0% compared to 20.7% in 2012.

Basic earnings per ordinary share was RMB1.58 ($0.26) in 2013, equivalent to RMB6.31 ($1.04) per ADS, compared to basic earnings per ordinary share RMB2.65 ($0.44),  equivalent to RMB10.62 ($1.75) per ADS in 2012.

Diluted earnings per ordinary share was RMB1.58 ($0.26) in 2013, equivalent to RMB6.31 ($1.04) per ADS, compared to diluted earnings per ordinary share RMB2.65 ($0.44) in 2012, equivalent to RMB10.62 ($1.75) per ADS.

As of December 31, 2013, the Company had cash, cash equivalents of RMB1,227.4 million ($202.8 million), compared to RMB918.5 million as of December 31, 2012.  Net cash provided by operating activities was RMB308.5 million ($51.0 million) in the twelve months ended December 31, 2013, compared with RMB181.0 million in the twelve months ended December 31, 2012.

Outlet Type:	4Q2012	4Q2013

Direct Stores	7	7

Distributor and Sub-distributor Stores	1,259	1,021

Self-Operated Flagship Stores	0	0

Distributor-Operated Flagship Stores	63	54

Total:	1,329	1,082

Dividend Payment

The Company today announced that its Board of Directors has approved and declared a special cash dividend of US$0.05 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on May16, 2014.   Holders of American Depositary Shares ("ADS"), each representing 4 ordinary shares of Zuoan, are accordingly entitled to the cash dividend of US$0.20 per ADS. The depository bank, Deutsche Bank, will distribute the dividends on June 10, 2014.

Financial Outlook

For the first quarter of 2014, the Company currently anticipates revenue in the range of RMB180-RMB200 million ($29.7-$33.0 million), gross margin of approximately 39-42%, net income of approximately RMB32.4-RMB33.0 million ($5.4-$5.9 million) and basic and fully diluted EPS of approximately RMB0.29–RMB0.32 ($0.05-$0.05), equivalent to RMB1.16–RMB1.29 ($0.19-$0.21) per ADS.

In the first quarter of 2014, the Company expects a total of 30 new store openings, of which 12 will be used for Zuoan’s leather goods business.

Conference Call Information

Zuoan's management will host an earnings conference call on April 30th, 2014 at 8:30 a.m. U.S. Eastern Time. Listeners may access the call by dialing # 1-719-325-2435. A webcast will also be available via http://public.viavid.com/index.php?id=108833. A replay of the call will be available through May 7th, 2014. Listeners may access the replay by dialing # 1-858-384-5517, access code: 2309989.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.0537 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2013.

About Zuoan Fashion Limited

Zuoan Fashion Limited is a leading design-driven fashion casual menswear company in China, and is head-quartered in Shanghai.  Zuoan offers a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.  Through extensive networks of distributors and retail stores, Zuoan sells its products in 31 of China’s 32 provinces and municipalities. As of December 31, 2013, Zuoan had 1,082 stores located in China.

Safe Harbor

This news release may contain forward-looking information about Zuoan Fashion Limited, which is covered under the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward- looking terminology such as believe, expect, may, will, should, project, plan, seek, intend, or anticipate or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and Zuoan Fashion Limited's future performance, operations, and products.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Actual performance results may vary significantly from expectations and projections. Further information regarding this and other risk factors are contained in Zuoan’s public filings with the U.S. Securities and Exchange Commission.

All information provided in this news release and in any attachments is as of the date of the release, and the companies do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact Information
John Low
Email: john.low@zuoancn.com

ICR, LLC
William Zima
Phone: +86-10-6583-7511

Zuoan Investor Relations Department
US: 1-646-308-1614

 ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months period ended December 31			Year ended December 31
	2012	2013	2013	2012	2013	2013
	RMB	RMB	US$	RMB	RMB	US$
(in thousands)
Revenues	369,559	257,836	42,591	1,427,367	1,252,146	206,840
Cost of goods sold	(201,624)	(150,970)	(24,938)	(759,285)	(713,891)	(117,926)
Gross profit	167,935	106,866	17,653	668,082	538,255	88,913
Other income	2,939	1,275	211	5,604	5,462	902
Selling and distribution expenses	(45,596)	(75,140)	(12,412)	(199,152)	(240,972)	(39,806)
Administrative expenses	(30,639)	(14,581)	(2,409)	(70,680)	(54,700)	(9,036)
Finance costs	(1,885)	(2,475)	(409)	(6,244)	(10,680)	(1,764)
Profit before taxation	92,754	15,945	2,634	397,610	237,365	39,210
Income tax expense	(23,773)	(4,911)	(811)	(102,230)	(61,924)	(10,229)
Profit after taxation	68,981	11,034	1,823	295,380	175,441	28,981

Other comprehensive loss: Foreign exchange difference arising from translation of foreign currency financial statements	(294)	(549)	(91)	(665)	(3,574)	(590)
Total comprehensive income for the periods	68,687	10,485	1,732	294,715	171,867	28,390

Earnings per share (RMB):
Basic earnings per share	0.62	0.10	0.02	2.65	1.58	0.26
Diluted earnings per share	0.62	0.10	0.02	2.65	1.58	0.26

Weighted average basic no. of shares (‘000)	111,276	111,276		111,276	111,276
Weighted average diluted no. of shares (‘000)	111,276	111,276		111,276	111,276

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	As of December 31	As of December 31
(in thousands)	2012	2013	2013
ASSETS	RMB	RMB	US$

Non-current assets
Property, plant and equipment	4,658	17,377	2,870

Current assets
Inventories	24,340	24,629	4,068
Trade and other receivables	608,466	450,983	74,497
Prepayments	100	94	16
Fixed deposits – pledged	9,619	41,800	6,905
Cash and cash equivalents	918,451	1,227,402	202,752
	1,560,976	1,744,908	288,238
Total assets	1,565,634	1,762,285	291,109

EQUITY AND LIABILITIES

Share capital	185	185	31
Share premium	426,165	426,165	70,397
Reserves	48,922	49,165	8,121
Retained profits	834,091	1,007,517	166,430
Total equity	1,309,363	1,483,032	244,979

LIABILITIES

Current liabilities
Trade and other payables	103,841	124,398	20,549
Interest-bearing bank borrowings	128,250	149,550	24,704
Income tax payable	24,180	5,305	876
Total liabilities	256,271	279,253	46,129
Total equity and liabilities	1,565,634	1,762,285	291,109

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Year ended December 31
	2012	2013	2013
(in thousands)	RMB	RMB	US$
Cash flows from operating activities
Profit before taxation	397,610	237,365	39,210
Adjustments for :
Depreciation of property, plant and equipment	6,961	9,698	1,602
Equity-settled employees benefit expenses	1,844	1,802	298
Interest expenses on bank borrowings	6,244	10,680	1,764
Loss on disposal of property, plant and equipment	14,842	273	45
Interest income	(3,341)	(5,462)	(902)

Operating profit before working capital changes	424,160	254,356	42,017
Decrease /(increase) in inventories	1,742	(289)	(48)
(Increase)/decrease in trade and other receivables	(161,569)	157,483	26,014
Decrease in prepayments	123	6	1
Increase in fixed deposits pledged	(7,949)	(32,181)	(5,316)
Increase in trade and other payables	33,081	20,557	3,396
Cash generated from operations	289,588	399,932	66,064
Interest paid	(6,244)	(10,680)	(1,764)
Income tax paid	(102,376)	(80,799)	(13,347)
Net cash generated from operating activities	180,968	308,453	50,953

Cash flows from investing activities
Acquisition of property, plant and equipment	(9,023)	(22,690)	(3,748)
Proceeds from disposal of property, plant and equipment	73	-	-
Interest received	3,341	5,462	902
Net cash used in investing activities	(5,609)	(17,228)	(2,846)

Cash flows from financing activities
Bank loans obtained	165,750	233,200	38,522
Repayment of bank loans	(112,450)	(211,900)	35,003
Net cash generated from financing activities	53,300	21,300	3,519

Net increase in cash and cash equivalents	228,659	312,525	51,625
Exchange difference	(665)	(3,574)	(590)
Cash and cash equivalents at beginning of the periods	690,457	918,451	151,717
Cash and cash equivalents at end of the periods	918,451	1,227,402	202,752

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zuoan Fashion Limited

Date: April 30, 2014	By:	/s/ JAMES JINSHAN HONG
	Name:	James Jinshan Hong
	Title:	Chairman and Chief Executive Officer